CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,050,000	$264.04

PRICING SUPPLEMENT NO. 2394 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-177923 Dated April 25, 2014

JPMorgan Chase & Co. Market-Linked Notes

$2,050,000 Linked to Gold due April 30, 2024

Investment Description
Market-Linked Notes, which we refer to as the "Notes," are unsecured and unsubordinated debt securities issued by JPMorgan Chase & Co. ("JPMorgan Chase"), with a return linked to the performance of Gold (the "Commodity"). If the Commodity Return is positive, JPMorgan Chase will repay your principal amount at maturity plus pay a return equal to the greater of (i) the Minimum Return of 10.00% and (ii) the Commodity Return times the Participation Rate, up to the Maximum Gain of 61.00%. If the Commodity Return is zero or negative, JPMorgan Chase will repay your principal amount at maturity plus the Minimum Return of 10.00%. Investing in the Notes involves significant risks. The Notes will not pay interest and may not pay more than the minimum payment at maturity of $11.00 per $10 principal amount Note. The stated payout on the Notes, including the repayment of principal and the Minimum Return, apply only if you hold the Notes to maturity. Any payment on the Notes, including the minimum return and the repayment of principal, is subject to the creditworthiness of JPMorgan Chase. If JPMorgan Chase were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features	Key Dates

❑Growth Potential to a Cap with a Minimum Return — At maturity, the Notes provide full exposure to any positive performance of the Commodity with a Minimum Return of 10.00%, up to the Maximum Gain of 61.00%. If the Commodity Return is positive, JPMorgan Chase will pay you at maturity the principal amount plus a return equal to the greater of (i) the Minimum Return and (ii) the Commodity Return times the Participation Rate, up to the Maximum Gain.

❑No Downside Market Exposure — If the Commodity Return is zero or negative, JPMorgan Chase will pay you your principal amount plus the Minimum Return, regardless of any negative performance of the Commodity. The stated payout on the Notes, including the repayment of principal and the Minimum Return applies only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of your principal amount, is subject to the creditworthiness of JPMorgan Chase.

	Trade Date	April 25, 2014
	Original Issue Date (Settlement Date)	April 30, 2014
	Observation Date[1]	April 25, 2024
	Maturity Date[1]	April 30, 2024
	[1]	Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract" in the accompanying product supplement no. 2-I

YOU MAY RECEIVE ONLY THE MINIMUM PAYMENT AT MATURITY AND MAY NOT RECEIVE ANY OTHER RETURN ON THE NOTES. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF JPMORGAN CHASE. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 5 AND UNDER "RISK FACTORS" BEGINNING ON PAGE PS-16 OF THE ACCOMPANYING PRODUCT SUPPLEMENT NO. 2-I BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE.

Note Offering
We are offering Market-Linked Notes linked to Gold. The Notes are offered for a minimum investment of 100 Notes at the price to public described below. The return on the Notes is subject to, and will not exceed, the Maximum Gain.

Commodity	Participation Rate	Minimum Return	Maximum Gain	Initial Commodity Price	CUSIP	ISIN
Gold	100%	10.00%	61.00%	$1,301.25	48127F731	US48127F7318

See "Additional Information about JPMorgan Chase & Co. and the Notes" in this pricing supplement. The Notes will have the terms specified in the prospectus dated November 14, 2011, the prospectus supplement dated November 14, 2011, product supplement no. 2-I dated November 14, 2011 and this pricing supplement. The terms of the Notes as set forth in this pricing supplement, to the extent they differ or conflict with those set forth in product supplement no. 2-I, will supersede the terms set forth in product supplement no. 2-I.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement and product supplement no. 2-I. Any representation to the contrary is a criminal offense.

	Price to Public[1]		Fees and Commissions[2]		Proceeds to Issuer
Offering of Notes	Total	Per Note	Total	Per Note	Total	Per Note
Notes Linked to Gold	$2,050,000	$10.00	$102,500	$0.50	$1,947,500	$9.50

[1]	See "Supplemental Use of Proceeds" in this pricing supplement for information about the components of the price to public of the Notes.
[2]	UBS Financial Services Inc., which we refer to as UBS, will receive selling commissions from us of $0.50 per $10 principal amount Note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-89 of the accompanying product supplement no. 2-I.

The estimated value of the Notes as determined by J.P. Morgan Securities LLC, when the terms of the Notes were set, was $8.987 per $10 principal amount Note. See "JPMS's Estimated Value of the Notes" in this pricing supplement for additional information.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Additional Information about JPMorgan Chase & Co. and the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. 2-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the Notes, supplements the free writing prospectus related hereto and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 2-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

♦	Product supplement no. 2-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf
♦	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
♦	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

As used in this pricing supplement, the "Issuer," "JPMorgan Chase," "we," "us" and "our" refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For the avoidance of doubt, the provisions of the accompanying product supplement no. 2-I relating to commodity hedging disruption events will not apply to the Notes.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦You fully understand the risks inherent in an investment in the Notes, including the risk of receiving only the minimum payment at maturity of $11.00 per $10 principal amount Note.

♦You believe the price of the Commodity will increase over the term of the Notes and that the appreciation is unlikely to exceed an amount equal to the Maximum Gain indicated on the cover hereof.

♦You understand and accept that your potential return is limited by the Maximum Gain and you are willing to invest in the Notes based on the Maximum Gain indicated on the cover hereof.

♦You can tolerate fluctuations in the price of the Commodity prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦You do not seek current income from your investment.

♦You understand the increased volatility and other risks associated with investing in a single commodity generally and Gold specifically.

♦You are willing and able to hold the Notes to maturity.

♦You accept that there may be little or no secondary market for the Notes and that any secondary market will depend in large part on the price, if any, at which JPMS, is willing to trade the Notes.

♦You are willing to assume the credit risk of JPMorgan Chase for all payments under the Notes, and understand that if JPMorgan Chase defaults on its obligations you may not receive any amounts due to you, including the Minimum Return and any repayment of principal.

The Notes may not be suitable for you if, among other considerations:

♦You do not fully understand the risks inherent in an investment in the Notes, including the risk of receiving only the minimum payment at maturity of $11.00 per $10 principal amount note.

♦You believe the price of the Commodity will decline over the term of the Notes, or you believe the Commodity will appreciate over the term of the Notes by more than the Maximum Gain indicated on the cover hereof.

♦You seek an investment that has unlimited return potential without a cap on appreciation.

♦You are unwilling to invest in the Notes based on the Maximum Gain indicated on the cover hereof.

♦You cannot tolerate fluctuations in the price of the Commodity prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦You seek current income from your investment.

♦You do not understand the increased volatility and other risks associated with investing in a single commodity generally and Gold specifically.

♦You are unable or unwilling to hold the Notes to maturity and seek an investment for which there will be an active secondary market.

♦You are not willing to assume the credit risk of JPMorgan Chase for all payments under the Notes, including the Minimum Return and any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 5 of this pricing supplement and "Risk Factors" in the accompanying product supplement no. 2-I for risks related to an investment in the Notes.

Final Terms
Issuer:	JPMorgan Chase & Co.
Issue Price:	$10.00 per Note, subject to a minimum purchase of 100 Notes
Principal Amount:	$10.00 per Note. The payment at maturity will be based on the principal amount.
Commodity:	Gold (see "Commodity Price" definition below)
Term:	10 years
Payment at Maturity (per $10):

If the Commodity Return is positive, JPMorgan Chase will make a cash payment per $10 principal amount Note equal to:

$10.00 + ($10.00 × the greater of (i) the Minimum Return and (ii) the Commodity Return × Participation Rate)

provided, however, that in no event will JPMorgan Chase pay you at maturity an amount greater than:

$10.00 + ($10.00 × Maximum Gain)

If the Commodity Return is zero or negative, JPMorgan Chase will make a cash payment of $10.00 per $10 principal amount Note plus the Minimum Return of 10.00%, for a minimum payment at maturity of $11.00 per $10 principal amount Note.

You will receive no more than the full principal amount of your Notes plus the Minimum Return if the Commodity Return is zero or negative.

Commodity Return:	Ending Commodity Price – Initial Commodity Price Initial Commodity Price
Participation Rate:	100%
Minimum Return:	10.00%
Maximum Gain:	61.00%
Initial Commodity Price:	The Commodity Price on the Trade Date, which was $1,301.25
Ending Commodity Price:	The Commodity Price on the Observation Date
Commodity Price:	On any day, the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association (the "LBMA") authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg Professional® Service ("Bloomberg") under the symbol "GOLDLNPM" on that day

Investment Timeline
Trade Date	The Initial Commodity Price is determined. The Maximum Gain is finalized.

Maturity Date

The Ending Commodity Price and the Commodity Return are determined.

If the Commodity Return is positive, JPMorgan Chase will pay you a cash payment per $10 principal amount Note equal to:

$10.00 + ($10.00 × the greater of (i) the Minimum Return and (ii) the Commodity Return × Participation Rate)

provided, however, that in no event will you receive at maturity an amount greater than:

$10.00 + ($10.00 × Maximum Gain)

If the Commodity Return is zero or negative, JPMorgan Chase will pay you a cash payment of $10.00 per $10 principal amount Note plus the Minimum Return of 10.00%, for a minimum payment at maturity of $11.00 per $10 principal amount Note.

You will receive no more than the full principal amount of your Notes plus the Minimum Return if the Commodity Return is zero or negative.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY NOT RECEIVE MORE THAN THE MINIMUM PAYMENT AT MATURITY OF $11.00 PER $10 PRINCIPAL AMOUNT NOTE. ANY PAYMENT ON THE NOTES, INCLUDING THE MINIMUM RETURN AND THE REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF JPMORGAN CHASE. IF JPMORGAN CHASE WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences," and in particular the subsection thereof entitled "—Notes Treated as Contingent Payment Debt Instruments," in the accompanying product supplement no. 2-I. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You generally will be required to accrue original issue discount on your Notes in each taxable year at the "comparable yield," as determined by us, although we will not make any payment with respect to the Notes until maturity. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the Note, which generally will equal the cost thereof, increased by the amount of original issue discount you have accrued in respect of the Note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the amount (in excess of the principal amount) that we will pay on the Notes is treated as becoming fixed prior to the Observation Date. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of Notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in Notes, including the treatment of the difference, if any, between the basis in their Notes and the Notes' adjusted issue price.

The discussion in the preceding paragraph, when read in combination with the section entitled "Material U.S. Federal Income Tax Consequences" (and in particular the subsection thereof entitled "—Notes Treated as Contingent Payment Debt Instruments") in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Comparable Yield and Projected Payment Schedule — We have determined that the "comparable yield" is an annual rate of 3.81%, compounded semiannually. Based on our determination of the comparable yield , the "projected payment schedule" per $10 principal amount Note consists of a single payment at maturity, equal to $14.5863. Assuming a semiannual accrual period, the following table sets out the amount of OID that will accrue with respect to a note during each calendar year, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (Per $10 Principal Amount Note)	Total Accrued OID from Original Issue Date (Per $10 Principal Amount Note) as of End of Calendar Period
April 30, 2014 through December 31, 2014	$0.2552	$0.2552
January 1, 2015 through December 31, 2015	$0.3945	$0.6497
January 1, 2016 through December 31, 2016	$0.4096	$1.0593
January 1, 2017 through December 31, 2017	$0.4254	$1.4847
January 1, 2018 through December 31, 2018	$0.4418	$1.9265
January 1, 2019 through December 31, 2019	$0.4587	$2.3852
January 1, 2020 through December 31, 2020	$0.4763	$2.8615
January 1, 2021 through December 31, 2021	$0.4947	$3.3562
January 1, 2022 through December 31, 2022	$0.5137	$3.8699
January 1, 2023 through December 31, 2023	$0.5335	$4.4034
January 1, 2024 through April 30, 2024	$0.1829	$4.5863

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount (in excess of the principal amount) that we will pay on the Notes. The amount you actually receive at maturity or upon any earlier sale or exchange of your notes will affect your income for that year, as described above.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Commodity or futures contracts or other instruments related to the Commodity. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 2-I. We also urge you to consult your investment, legal, tax, accounting and other advisers before investing in the Notes.

Risks Relating to the Notes Generally

♦	Market Risk — The return on the notes at maturity is linked to the performance of the Commodity, subject to the Minimum Return and the Maximum Gain, and will depend on whether, and the extent to which the Commodity Return is positive. The Commodity Return will reflect the performance of the Commodity, expressed as a percentage, from the Initial Commodity Price to the Ending Commodity Price. You may receive a lower payment at maturity than if you if you had invested conventional debt securities with the same maturity issued by us. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES PLUS THE MINIMUM RETURN AT MATURITY IF THE COMMODITY RETURN IS ZERO OR NEGATIVE.
♦	Credit Risk of JPMorgan Chase & Co. — The Notes are unsecured and unsubordinated debt obligations of the issuer, JPMorgan Chase & Co., and will rank pari passu with all of our other unsecured and unsubordinated obligations. The Notes are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.
♦	The Appreciation Potential of the Notes Is Limited by the Maximum Gain — The appreciation potential of the Notes is limited by the Maximum Gain of 61.00%. Accordingly, the appreciation potential of the Notes will be limited by the Maximum Gain even if the Commodity Return is greater than the Maximum Gain.
♦	The Notes Might Not Pay More Than the Principal Amount Plus the Minimum Return at Maturity — You may receive a lower payment at maturity than you would have received if you had invested directly in the Commodity or futures contracts or other instruments related to the Commodity. If the Ending Commodity Price does not exceed the Initial Commodity Price by more than the Minimum Return, you will receive a payment at maturity of only $10.00 plus the Minimum Return per $10 principal amount Note. This will be true even if the price of the Commodity was higher than the Initial Commodity Price by more than the Minimum Return at some time during the term of the notes but falls below the Initial Commodity Price or increases by not more than the Minimum Return on the Observation Date.
♦	The Stated Payout from JPMorgan Chase, Including the Repayment of Principal and the Minimum Return, Applies Only If You Hold the Notes to Maturity - You should be willing to hold your Notes to maturity. If you are able to sell your Notes in the secondary market prior to maturity, the price you receive may not reflect the full effect of the Minimum Return and may be less than the return of the Commodity at that time, and may even be less than the price you paid for the Notes. You must hold the Notes to maturity to receive the stated payout from us.
♦	No Interest Payments — JPMorgan Chase will not make any interest payments to you with respect to the Notes.
♦	Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes and making the assumptions used to determine the pricing of the Notes and the estimated value of the Notes when the terms of the Notes are set, which we refer to as JPMS's estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the Notes and the value of the Notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the Notes could result in substantial returns for us or our affiliates while the value of the Notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 2-I for additional information about these risks.
♦	JPMS's Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes — JPMS's estimated value is only an estimate using several factors. The original issue price of the Notes exceeds JPMS's estimated value of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. See "JPMS's Estimated Value of the Notes" in this pricing supplement.
♦	JPMS's Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others' Estimates — JPMS's estimated value of the Notes is determined by reference to JPMS's internal pricing models when the terms of the Notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS's assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for Notes that are greater than or less than JPMS's estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the Notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy Notes from you in secondary market transactions. See "JPMS's Estimated Value of the Notes" in this pricing supplement.

♦	JPMS's Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt — The internal funding rate used in the determination of JPMS's estimated value of the Notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the Notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the Notes and any secondary market prices of the Notes. See "JPMS's Estimated Value of the Notes" in this pricing supplement.
♦	The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS's Then-Current Estimated Value of the Notes for a Limited Time Period — We generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, if any, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See "Secondary Market Prices of the Notes" in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your Notes during this initial period may be lower than the value of the Notes as published by JPMS (and which may be shown on your customer account statements).
♦	Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes — Any secondary market prices of the Notes will likely be lower than the original issue price of the Notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions, if any, and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the Notes. As a result, the price, if any, at which JPMS will be willing to buy Notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk factor for information about additional factors that will impact any secondary market prices of the Notes.
The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity. See "— Lack of Liquidity" below.
♦	Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors — The secondary market price of the Notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, if any, projected hedging profits, if any, estimated hedging costs and the Commodity Price, including:
♦	any actual or potential change in our creditworthiness or credit spreads;
♦	customary bid-ask spreads for similarly sized trades;
♦	secondary market credit spreads for structured debt issuances;
♦	the actual and expected volatility in the Commodity Price of Gold;
♦	supply and demand trends for Gold;
♦	the time to maturity of the Notes;
♦	interest and yield rates in the market generally; and
♦	a variety of other economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events.
Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the Notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the Notes, if any, at which JPMS may be willing to purchase your Notes in the secondary market.
♦	The Payment at Maturity on Your Notes Is Not Based on the Commodity Price at Any Time Other Than the Trade Date and the Observation Date — The Ending Commodity Price will be based solely on the Commodity Price on the Observation Date, and the Commodity Return will be based on the Ending Commodity Price as compared to the Initial Commodity Price. Therefore, if the Commodity Price drops precipitously on the Observation Date from the Initial Commodity Price, the payment at maturity on your Notes that the Issuer makes to you may be significantly less than it would otherwise have been had the payment at maturity been linked to the Commodity Price at a time prior to such drop. Although the Commodity Price on the maturity date or at other times during the term of your Notes may be higher than the Ending Commodity Price on the Observation Date, you will not benefit from the Commodity Price at any time other than the Observation Date.
♦	Owning the Notes Is Not the Same as Owning Gold or Gold-Related Futures Contracts Directly — The return on your Notes will not reflect the return you would realize if you actually purchased Gold or exchange-traded or over-the-counter instruments based on Gold. You will not have any rights that holders of such assets or instruments have.
♦	Lack of Liquidity — The Notes will not be listed on any Notes exchange. JPMS intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.

♦	Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates — JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and that may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold the Commodity and could affect the value of the Commodity, and therefore the market value of the Notes.
♦	Tax Treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.
♦	Potential JPMorgan Chase & Co. Impact on the Market Price of the Commodity — Trading or transactions by JPMorgan Chase & Co. or its affiliates in the Commodity and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Commodity may adversely affect the market price of the Commodity and, therefore, the market value of the Notes.
♦	Market Disruptions May Adversely Affect Your Return — The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the Commodity Price on the Observation Date and calculating the amount that we are required to pay you, if any, at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes, it is possible that the Observation Date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. 2-I.

Risks Relating to the Commodity

♦	Investments Related to the Price Of Gold May Be More Volatile than Traditional Securities Investments — The Commodity Price of Gold is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and securities the return on which is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These variables may create additional investment risks that may cause the Commodity Price of Gold to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the Notes to be more volatile than the prices of traditional securities.
♦	The Market Price of Gold Will Affect the Value of the Notes — Because the Notes are linked to the performance of the Commodity Price of Gold, we expect that generally the market value of the Notes will depend in large part on the market price of Gold. The Commodity Price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the Commodity Price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.
♦	The Commodity Price of Gold on the Observation Date Will Be Determined by Reference to a Fixing Level Reported By The LBMA, and There are Certain Risks Relating to the Fixing Level Being Determined by the LBMA — Your Notes are linked to the performance of Gold. On the Observation Date, your payment at maturity will be based on the Commodity Price of Gold, which will be determined by reference to a fixing level reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold may be adversely affected. The LBMA is a principals' market that operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon Gold fixing level in U.S. dollars per troy ounce which could adversely affect the value of the Notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon Gold fixing level. For additional information about Gold, see the information set forth under "Description of Notes — Payment at Maturity — Commodity Reference Prices and Index Closing Level" and "The Commodities" in the accompanying product supplement no. 2-I.
♦	Single Commodity Prices Tend to Be More Volatile Than, and May Not Correlate with, the Prices of Commodities Generally — The Notes are linked exclusively to Gold and not to a diverse basket of commodities or a broad-based commodity index. The Commodity Price of Gold may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the Notes are linked to the values of a single commodity, they carry greater risk and may be more volatile than Notes linked to the values of multiple commodities or a broad-based commodity index.

Hypothetical Examples and Return Table

The following table and hypothetical examples below illustrate the payment at maturity per $10.00 Note for a hypothetical range of Commodity Returns from -100.00% to +100.00%, reflect the Participation Rate of 100%, the Minimum Return of 10.00% and the Maximum Gain of 61.00% and assume an Initial Commodity Price of $1,000. The hypothetical Initial Commodity Price of $1,000 has been chosen for illustrative purposes only and does not represent the actual Initial Commodity Price. The actual Initial Commodity Price is based on the Commodity Price on the Trade Date and is specified on the cover of this pricing supplement. For historical data regarding the actual Commodity Prices, please see the historical information set forth under "The Commodity" in this pricing supplement. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Notes. The actual payment at maturity will be determined based on the Initial Commodity Price, the Minimum Return, the Maximum Gain and the Ending Commodity Price, which will be determined on the Observation Date. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Commodity Price	Commodity Return (%)	Commodity Return × Participation Rate (100%)	Payment at Maturity ($)	Return at Maturity per $10.00 issue price (%)
$2,000.00	100.00%	100.00%	$16.10	61.00%
$1,900.00	90.00%	90.00%	$16.10	61.00%
$1,800.00	80.00%	80.00%	$16.10	61.00%
$1,700.00	70.00%	70.00%	$16.10	61.00%
$1,610.00	61.00%	61.00%	$16.10	61.00%
$1,600.00	60.00%	60.00%	$16.00	60.00%
$1,500.00	50.00%	50.00%	$15.00	50.00%
$1,400.00	40.00%	40.00%	$14.00	40.00%
$1,300.00	30.00%	30.00%	$13.00	30.00%
$1,200.00	20.00%	20.00%	$12.00	20.00%
$1,100.00	10.00%	10.00%	$11.00	10.00%
$1,050.00	5.00%	5.00%	$11.00	10.00%
$1,025.00	2.50%	2.50%	$11.00	10.00%
$1,000.00	0.00%	N/A	$11.00	10.00%
$950.00	-5.00%	N/A	$11.00	10.00%
$900.00	-10.00%	N/A	$11.00	10.00%
$800.00	-20.00%	N/A	$11.00	10.00%
$700.00	-30.00%	N/A	$11.00	10.00%
$600.00	-40.00%	N/A	$11.00	10.00%
$500.00	-50.00%	N/A	$11.00	10.00%
$400.00	-60.00%	N/A	$11.00	10.00%
$300.00	-70.00%	N/A	$11.00	10.00%
$200.00	-80.00%	N/A	$11.00	10.00%
$100.00	-90.00%	N/A	$11.00	10.00%
$0.00	-100.00%	N/A	$11.00	10.00%

Example 1 — The Commodity Price of Gold increases by 70% from the Initial Commodity Price of $1,000 to the Ending Commodity Price of $1,700.

Because the Commodity Return is positive, JPMorgan Chase will pay you your principal amount plus a return equal to the product of (a) the principal amount times (b) the greater of (i) the Minimum Return of 10.00% and (ii) the Commodity Return times the Participation Rate, subject to the Maximum Gain.

Because the Commodity Return times the Participation Rate is greater than the Minimum Return of 10.00% and the Maximum Gain of 61.00%, at maturity, JPMorgan Chase will pay you a cash payment per $10 principal amount Note equal to:

$10.00 + ($10.00 × Maximum Gain)
$10.00 + ($10.00 × 61.00%) = $16.10

Example 2 — The Commodity Price of Gold increases by 30% from the Initial Commodity Price of $1,000 to the Ending Commodity Price of $1,300.

Because the Commodity Return is positive, JPMorgan Chase will pay you your principal amount plus a return equal to the product of (a) the principal amount times (b) the greater of (i) the Minimum Return of 10.00% and (ii) the Commodity Return times the Participation Rate, subject to the Maximum Gain.

Because the Commodity Return times the Participation Rate is greater than the Minimum Return of 10.00%, but is less than the Maximum Gain of 61.00%, at maturity, JPMorgan Chase will pay you a cash payment per $10 principal amount Note equal to:

$10.00 + ($10.00 × Commodity Return × Participation Rate)
$10.00 + ($10.00 × 30.00% × 100%) = $13.00

Example 3 — The Commodity Price of Gold decreases by 10% from the Initial Commodity Price of $1,000 to the Ending Commodity Price of $900.

Even though the Commodity Return is negative, JPMorgan Chase will pay you your principal amount plus a return equal to the Minimum Return of 10.00%.

At maturity JPMorgan Chase will pay you a cash payment per $10 principal amount Note, equal to:

$10.00 + ($10.00 × Minimum Return)
$10.00 + ($10.00 × 10.00%) = $11.00

The hypothetical returns and hypothetical payments on the Notes shown above apply only if you hold the Notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

The Commodity

The following table sets forth the quarterly high and low Commodity Prices of Gold, based on daily Commodity Prices as reported by Bloomberg Professional® Service ("Bloomberg"), without independent verification. The information given below is for the four calendar quarters in each of 2009, 2010, 2011, 2012 and 2013 and the first calendar quarter of 2014. Partial data is provided for the second calendar quarter of 2014. The Commodity Price on April 25, 2014 was $1,301.25. We obtained the Commodity Prices and other information below from Bloomberg, without independent verification. The methodology used to determine the Commodity Price is described under "Final Terms — Commodity Price" in this pricing supplement.

Since its inception, the Commodity Prices has experienced significant fluctuations. The historical performance of the Commodity should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Prices during the term of the Notes. We cannot give you assurance that the performance of the Commodity will result in the return of any of your initial investment.

Quarter Begin	Quarter End		Quarterly Closing High	Quarterly Closing Low	Close
1/1/2009	3/31/2009		$989.00	$810.00	$916.50
4/1/2009	6/30/2009		$981.75	$870.25	$934.50
7/1/2009	9/30/2009		$1,018.50	$908.50	$995.75
10/1/2009	12/31/2009		$1,212.50	$1,003.50	$1,087.50
1/1/2010	3/31/2010		$1,153.00	$1,058.00	$1,115.50
4/1/2010	6/30/2010		$1,261.00	$1,123.50	$1,244.00
7/1/2010	9/30/2010		$1,307.50	$1,157.00	$1,307.00
10/1/2010	12/31/2010		$1,421.00	$1,313.50	$1,405.50
1/1/2011	3/31/2011		$1,447.00	$1,319.00	$1,439.00
4/1/2011	6/30/2011		$1,552.50	$1,418.00	$1,505.50
7/1/2011	9/30/2011		$1,895.00	$1,483.00	$1,620.00
10/1/2011	12/31/2011		$1,795.00	$1,531.00	$1,531.00
1/1/2012	3/31/2012		$1,781.00	$1,598.00	$1,662.50
4/1/2012	6/30/2012		$1,677.50	$1,540.00	$1,598.50
7/1/2012	9/30/2012		$1,784.50	$1,556.25	$1,776.00
10/1/2012	12/31/2012		$1,791.75	$1,650.50	$1,657.50
1/1/2013	3/31/2013		$1,693.75	$1,574.00	$1,598.25
4/1/2013	6/30/2013		$1,583.50	$1,192.00	$1,192.00
7/1/2013	9/30/2013		$1,419.50	$1,212.75	$1,326.50
10/1/2013	12/2/2013		$1,361.00	$1,195.25	$1,204.50
1/1/2014	3/31/2014		$1,385.00	$1,221.00	$1,291.75
4/1/2014	4/25/2014	*	$1,325.75	$1,283.75	$1,301.25

*	As of the date of this pricing supplement, available information for the second calendar quarter of 2014 includes data for the period from April 1, 2014 through April 25, 2014. Accordingly, the "Quarterly Closing High," "Quarterly Closing Low" and "Close" data indicated are for this shortened period only and do not reflect complete data for the second quarter of 2014.

The graph below illustrates the daily performance of the Commodity from January 2, 2004 through April 25, 2014, based on information from Bloomberg, without independent verification.

Past performance of the Commodity is not indicative of the future performance of the Commodity.

Supplemental Underwriting Information

We have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS may sell all or a part of the Notes that it purchases from us to the public or its affiliates at the price to public indicated on the cover hereof.

Subject to regulatory constraints, JPMS intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Supplemental Use of Proceeds" in this pricing supplement and "Use of Proceeds and Hedging" beginning on page PS-43 of the accompanying product supplement no. 2-I.

JPMS's Estimated Value of the Notes

JPMS's estimated value of the Notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the Notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the Notes. JPMS's estimated value does not represent a minimum price at which JPMS would be willing to buy your Notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS's estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see "Key Risks — Risks Relating to the Notes Generally — JPMS's Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt." The value of the derivative or derivatives underlying the economic terms of the Notes is derived from JPMS's internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS's estimated value of the Notes is determined when the terms of the Notes are set based on market conditions and other relevant factors and assumptions existing at that time. See "Key Risks — Risks Relating to the Notes Generally — JPMS's Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others' Estimates."

JPMS's estimated value of the Notes is lower than the original issue price of the Notes because costs associated with selling, structuring and hedging the Notes are included in the original issue price of the Notes. These costs include the selling commissions, if any, paid to UBS, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes and the estimated cost of hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the Notes. See "Key Risks — Risks Relating to the Notes Generally — JPMS's Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes" in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the Notes, see "Key Risks — Risks Relating to the Notes Generally — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors" in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the Notes will be partially paid back to you in connection with any repurchases of your Notes by JPMS in an amount that will decline to zero over an initial predetermined period that is expected to be up to five months. The length of any such initial period reflects secondary market volumes for the Notes, the structure of the Notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the Notes and when these costs are incurred, as determined by JPMS. See "Key Risks — Risks Relating to the Notes Generally — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS's Then-Current Estimated Value of the Notes for a Limited Time Period."

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the Notes.

The Notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the Notes. See "Hypothetical Examples and Return Table" in this pricing supplement for an illustration of the risk-return profile of the Notes and "The Commodities" in the accompanying product supplement no. 2-I and "The Commodity" in this pricing supplement for a description of the market exposure provided by the Notes.

The original issue price of the Notes is equal to JPMS's estimated value of the Notes plus the selling commissions, if any, paid to UBS, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the Notes, plus the estimated cost of hedging our obligations under the Notes.

For purposes of the Notes offered by this pricing supplement, the first and second paragraphs of the section entitled "Use of Proceeds and Hedging" on page PS-43 of the accompanying product supplement no. 2-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the Notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.